MarkWest Energy Partners, L.P.
1515 Arapahoe Street
Tower 1 Suite 1600
Denver, CO 80202

September 26, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:                    Karl Hiller

Branch Chief, Division of Corporation Finance

Re:                             MarkWest Energy Partners, L.P.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 26, 2014

Response Letter dated August 19, 2014

File No. 001-31239

Dear Mr. Hiller:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest,” the “Company,” “we” or “our”), to comments and requests for additional information received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2014 with respect to the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2013 with the Commission on February 26, 2014 (the “2013 Form 10-K”).

Based on our review of the Staff’s comment letter, and as further described herein, we believe that the 2013 Form 10-K is materially accurate and, accordingly, we respectfully request that the modifications to certain disclosures discussed below be made on a prospective basis in subsequent filings with the Commission, without an amendment to the 2013 Form 10-K.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the year ended December 31, 2013

Financial Statements and Supplementary Data, page 104

Consolidated Statements of Operations, page 107

1.              We note from your response to prior comment 2 that over 90% of your revenue is services or product-related services revenue and that this revenue is recognized on a gross or net revenue basis. We would like to understand how you consider this gross and net distinction when you determine the appropriate presentation of your revenues and costs under Rules 5-03(b)(1) and (2) of Regulation S-X, as it appears that revenue recognized on a gross basis might be characterized as the sale of tangible products and revenue recognized on a net basis might be characterized as revenues from services. Accordingly, please describe for us the factors you consider in your gross versus net reporting and provide us an analysis of these factors as it relates to your presentation under Rule 5-03. Also tell us the amount of revenue and related purchased product costs recorded on a gross basis and the amount of revenue recorded on a net basis, for the periods presented.

Response:

We acknowledge the Staff’s comment.

Discussion of Rules 5-03 (b)(1) and (2) Disclosure

The Company is engaged in the gathering, processing, and transportation of natural gas; the gathering, transportation, fractionation, storage, and marketing of NGLs; and the gathering and transportation of crude oil.  We are a leading provider of midstream services in the natural gas industry.  The Company is not engaged in buying and selling of natural gas, NGLs or crude oil in order to generate a profit, other than NGLs that we receive as fees for performing midstream services as described below, nor are we involved in the distribution of natural gas, NGLs or crude oil to end-use retail markets.  Products sold are principally the result of the midstream services provided to our customers — essentially the consideration we receive for the service that then needs to be monetized.  Purchased product costs, which are variable, represent one type of cost associated with (or resulting from) providing these service related activities in the midstream industry.  Facilities expenses, which are more fixed in nature, are the cost of operating our diversified assets to perform midstream services.

We believe we are in compliance with Rule 5-03(b) (1) of Regulation S-X and that the determination of gross versus net treatment under FASB ASC Topic 605-45 is unrelated to the application of Rule 5-03(b)(1) of Regulation S-X. We earn revenue for our midstream services either on a fee (cash) for service -basis or through the receipt of a tangible product.  Local inventory product sales result from the sale of inventory purchased after all midstream services have been provided.  It is our position that all revenue, excluding local inventory product sales, whether received via a payment of a fee or the receipt of a tangible product, are the result of specified midstream services provided pursuant to a particular contract.

We are being paid for the services we perform. We believe the form of the consideration received for the services performed should not dictate the characterization of revenue as product sales or service revenue.  Local inventory product sales comprised less than 10% of total revenue for all years presented in our 2013 Form 10-K, as documented in the table below, and therefore are not required to be disaggregated per Rule 5-03(b) (1) of Regulation S-X.  We will continue to monitor our sales of local inventory and will disaggregate in the future to the extent required under Rule 503(b)(1) of Regulation S-X.

Contract Type Analysis

In general, revenue recognition for each significant contract type is recognized as follows:

•                  Fee-based arrangements—Under fee-based arrangements, the Company receives a fee or fees for one or more of the following midstream services: gathering, processing and transmission of natural gas; gathering, transportation, fractionation exchange, marketing and storage of NGLs; and gathering and transportation of crude oil. We do not take title to the product under fee-based arrangements and record service revenue for fees received.  There is no product related services revenue nor purchased product costs related to fee-based revenues.  Fee-based services revenue is recorded gross and the costs to provide the services are recorded in facility expense.

•                  Percent-of-proceeds arrangements—Under percent-of-proceeds arrangements, the Company gathers and processes natural gas on behalf of producers, sells the resulting residue gas, condensate and NGLs at market prices and remits an agreed-upon percentage of the proceeds to producers. In other cases, instead of remitting cash payments to the producer, the Company delivers an agreed-upon percentage of residue gas and NGLs to the producer and sells the volumes the Company retains to third parties.

Such arrangements are recorded net in instances in which the producer maintains general inventory risk and risk of loss relative to the volumes of product we handle on their behalf.   However, if we owe the producer, whether the product is sold or not, then the arrangement is recorded on a gross basis as product related service revenue. Purchased product costs are recorded based on the percentage of product owned by the producer and cash remitted to the producer in arrangements that are recorded on a gross basis.  The costs of gathering and processing the producer’s gas are recorded in facility expense.

•                  Keep-whole arrangements—Under keep-whole arrangements, the Company gathers natural gas from the producer, processes the natural gas and sells the resulting condensate and NGLs to third parties at market prices and returns to the producer the Btu content of the removed condensate and NGLs in the form of natural gas or equivalent cash value of such natural gas.

The Company retains and takes title to the NGLs and condensate which result from processing  the natural gas, and such retained NGLs and condensate comprise the fees, or product related service revenue, earned by the Company for gathering and processing the producer’s gas.  Revenue for keep-whole arrangements is generated from the sale of NGLs and condensate.  The sales of NGLs and condensate are recorded gross and represent product related service revenue.

There is no impact to the Company’s revenue nor expense related to the processed natural gas returned to the producer because the Company does not take title and returns the residue gas “in kind.”  The Company is required to keep the producer whole in relation to natural gas returned.  Thus, we are required to purchase natural gas from third parties to return to the producer.  Costs of purchasing keep-whole natural gas are recorded in purchased product costs which relate to the sale of NGLs and condensate. The costs of gathering and processing the producer’s gas are recorded in facility expense.

•                  Percent-of-index arrangements—Under percent-of-index arrangements, the Company purchases natural gas from producers at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount. The Company then gathers, processes and delivers the natural gas to pipelines where the Company resells the natural gas at the index price or at a different percentage discount to the index price. The Company may take title to the gas either at the receipt point or the delivery point.  The Company is providing gathering, processing and/or treating services to the producer for the gas purchased in these arrangements.  In some instances, title transfers to the Company prior to providing services, while in other instances the Company takes title to the product once services have been completed. The sale of such products results in product related service revenue for the Company.   Percent of index arrangements are recorded on a gross basis.  The amounts paid to our producers for the purchase of gas are recorded as purchased product costs and the costs of providing gathering and/or processing services are recorded in facility expense.

•                  Local Inventory Product Sales— The Company occasionally purchases NGLs after providing fee-based gathering, processing and/or fractionation services. The fee-based revenue received is recorded in accordance with the analysis as discussed under “fee-based arrangements” above and included in Fee-Based Service Revenue in the table below.   The purchase of NGLs is generally for the convenience of the producer and is not meant to generate profit or loss for the Company. We closely monitor the profit or loss on local inventory purchases and sales in order to validate it is near break-even each period, due to the fact that our business model is not intended to take on significant price risk related to local inventory product sales.

For NGLs purchased, the Company takes title to the product upon purchase.  The NGLs are stored and sold at the discretion of the Company.  The Company purchases the inventory with the intent to sell it.  No services are provided to the producer after the purchase of the NGLs; thus, we consider local inventory sales to be product sales for the Company.

The local inventory sales are recognized as product sales - gross in the table below. The cost to purchase local inventory is included in purchased product costs. There is minimal facility expense related to local inventory product sales, as no expenses are incurred  in relation to this product after it is purchased other than marketing and transportation.

Revenue For All Periods Presented

As requested, the table below shows the amount of revenue and related purchased product costs recorded on a gross basis and the amount of revenue recorded on a net basis for the periods presented:

	(in thousands)
	December 31, 2013	December 31, 2012	December 31 2011
Fee-Based Service Revenue - Gross	$602,115	$388,819	$310,000
Local Inventory Product Sales - Gross	103,091	69,118	90,590
Product Related Service Revenue - Gross	807,968	749,683	972,549
Product Related Service Revenue - Net	180,093	181,596	163,400
Derivative (Loss)/Gain	(24,638)	56,535	(29,035)
Other	(6,182)	(5,937)	(13,947)
Total Revenue	$1,662,447	$1,439,814	$1,493,557
Purchased Product Costs (1)	$(691,165)	$(530,328)	$(682,370)
Facility Expenses (2)	$(291,069)	$(206,861)	$(171,497)

(1)         Purchased product costs are recorded for the following revenue streams: Local Inventory Product Sales — Gross and Product Related Service Revenue —Gross.

(2)         Facility expenses are recorded for all revenue streams.

The Company’s primary revenue is generated from providing midstream services whether consideration is received in the form of cash or the receipt of a product.  In order to clarify this issue, in future filings we propose to add the following statement to the Summary of Significant Accounting Policies footnote:

“The Partnership’s revenue includes both cash and product received for services provided, which are both considered to be service related revenue regardless of the form of consideration received.”

Note 3 - Variable Interest Entities, page 120

MarkWest Pioneer—Restatement, page 123

2.              We note your response to prior comment 3 regarding your error correction and internal controls. You state that the immaterial misstatement resulted from a deficiency in the operation of your key contract review control. You also state that the key internal control includes the evaluation and application of appropriate accounting treatment for all reconsideration events or new and modified contracts. Please describe in detail your evaluation of the severity of the key control deficiency. Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiency and how that determination was made.

Response:

We acknowledge the Staff’s comment.

Identification of Control Deficiency

In our previous response to the Staff, we stated that our key contract review control was designed effectively to identify a material misstatement and that an immaterial misstatement resulted from a deficiency in the operation of the key contract review control specific to the consolidation of Pioneer as a Variable Interest Entity (“VIE”). The review and evaluation of all legal entities is contained in our contract review control checklist, which includes the assessment of our ownership in legal entities for potential VIE accounting. In 2013, we were performing this internal control procedure for a VIE “reconsideration event” related to a change in owners’ rights in the Company’s subsidiary, MarkWest Utica EMG, L.L.C. (“Utica”).  That process determined that our consolidation conclusions for Utica were correct.  In connection with this reconsideration event, we also confirmed that our conclusion that Pioneer met the definition of a VIE was correct.  However, this reconsideration event evaluation process identified information indicating that a deficiency in the operation of the control in 2009 resulted in an incorrect conclusion that Pioneer should be consolidated as a VIE.  In 2013, Pioneer and Utica were the only VIE entities of the Company and therefore were the only entities subject to this specific control procedure, and both were being consolidated under the VIE accounting rules.  VIE consolidation evaluations are required upon formation of the VIE and upon reconsideration events as defined by generally accepted accounting principles (“GAAP”).  A VIE reconsideration event resulting from changes in the rights of other owners had not occurred for Pioneer since 2009 and therefore the Company’s control procedure for evaluation of such for Pioneer had not been required during that time.

The determination of consolidation of a VIE is a highly complex technical accounting area that requires significant judgment as compared to GAAP for consolidation under the Voting Interest Method or equity method accounting, which is much more straightforward.  Specifically, the control deficiency we identified was the incorrect evaluation of the impact of certain budget approval rights held by the other owner in Pioneer on the determination of the primary beneficiary, which led to our conclusion to consolidate Pioneer as a VIE.  As stated above, Pioneer and Utica were the only entities affected by the control deficiency in 2013 and 2012.  For fiscal year 2011, in addition to Pioneer, we had another VIE entity, MarkWest Liberty Midstream and Resources, L.L.C. (“Liberty”). We did not identify deficiencies in the operation of any other aspects of the contract review control.

Based on our revised conclusion that Pioneer should be accounted for as an equity method investment, we were required to test Pioneer for impairment based upon fair values under FASB ASC 323-10, rather than undiscounted cash flows as required under FASB ASC 360-10.  Based on the equity method investment impairment testing performed in the second quarter 2013, we determined that the Pioneer investment was impaired in 2009 and an accounting adjustment was required.  Pioneer was not impaired under the rules of FASB ASC 360-10 during all periods since its inception.

Evaluation of Control Deficiency

We evaluated the control operation deficiency that led to an erroneous VIE consolidation conclusion and then the resultant identification of an asset impairment that impacted the previously reported financial results for the years ended December 31, 2012, 2011, 2010 and for the six months ended June 30, 2013 in accordance with guidance as provided under SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 — Section B.1. Evaluation of Control Deficiencies.”  Under this guidance, the evaluation of the severity of a control deficiency should include both quantitative and qualitative factors. Management evaluated the severity of the deficiency in our internal controls over financial reporting (“ICFR”) by considering whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement of a financial statement amount or disclosure; and the magnitude of the potential misstatement resulting from the deficiency or deficiencies. The severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis.

Qualitative Factors

Various risk factors affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following:

•                  The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk);

None of the financial reporting elements involved greater risk as the control deficiency related to the improper consolidation of financial reporting elements and not to an individual or a group of account balances. See further discussion below under the section Quantitative Factors.

•                  The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk);

The deficiency of improper consolidation of a VIE did not impact the susceptibility of any of the Company’s assets to loss or fraud.  Further, our borrowing covenants on our secured credit facility were not impacted as neither Pioneer, Liberty nor Utica were  a guarantor of the Company’s debt.  Also, our key financial metrics related to compensation arrangements were not impacted. See further discussion below under the section Quantitative Factors.

•                  The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk);

The deficiency occurred in an accounting and disclosure area, consolidation of a VIE, that is complex and subject to considerable judgment.  The control deficiency involved the incorrect conclusion in consolidating Pioneer as a VIE and not our conclusion that Pioneer met the definition of a VIE.

•                  The interaction or relationship of the control with other controls, including whether they are interdependent or redundant;

This specific control for VIE consolidation is a specific independent control and is not interdependent or redundant with other controls. Our controls for equity method impairment testing were dependent on the VIE consolidation control but operated effectively.  The potential impact of this dependency was evaluated in the Impairment Impact section below.

•                  The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures); and

The deficiency noted was a single occurrence for the specific and separate aspect of a key control for contract review and there were no other controls where deficiencies had been identified or had not been remediated. Therefore, we did not need to assess the interaction of this deficiency with other deficiencies.

•                  The possible future consequences of the deficiency.

In 2013, we believe the key contract review control was operating effectively as evidenced by the detection of the 2009 error related to Pioneer. Therefore, we would not expect to have future consequences of the deficiency.

Quantitative Factors

Factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in ICFR include, but are not limited to, the following:

•                  The financial statement amounts or total of transactions exposed to the deficiency; and

Impairment Impact

In June 2013, our review of Pioneer as a deconsolidated entity concluded that an impairment of $39.2 million should have been recorded in 2009.  We recorded the impairment as an adjustment to equity at December 31, 2009 and concluded such was not material.  We also concluded that the potential for additional impairment beyond this recorded amount was remote.  Such conclusion was based on two factors:  1) a key factor that resulted in impairment was the sale in 2009 of a 50% equity interest in Pioneer for less than its recorded cost and 2) Pioneer is a pipeline that is regulated by the Federal Energy Regulatory Commission (“FERC”), which results in regulated fees, and Pioneer has several long term contracts that have minimum commitments, which provide Pioneer with guaranteed fees.  The expected cash flows of Pioneer are sufficient to recover the remaining equity method investment carrying value.

As noted above, as of June 30, 2013, there were no indicators of impairment of the Utica investment as a consolidated entity.  As an equity method investment, Utica would have no carrying amount as the losses absorbed by the Company exceeded contributions through June 30, 2013.

Deconsolidation Impact

Liberty was a consolidated VIE until December 31, 2011, when the Company purchased the non-controlling interest and then owned 100%. Utica was formed on January 1, 2012. The potential combined impact of deconsolidating both Pioneer (actual error), Utica and Liberty (maximum potential additional errors) to key line items on the Consolidated Balance Sheets and the Statements of Operations are shown in the table below (in thousands, except for percentages):

	Impact of potential deconsolidation
	MWE Consolidated	Total VIE (1)%
	June 30, 2013 (2)
Statement of Operations:
Revenue	768,879	10,785	1%
Adjusted earnings before interest, taxes, depreciation and amortization (3)	295,515	6,947	2%
Net Income Partnership	68,241	—	0%

Balance Sheet:
Total Current Assets	693,892	84,325	12%
Total Assets (4)	8,200,883	1,310,292	16%
Total Current Liabilities	810,814	233,844	29%
Redeemable non-controlling interest	486,670	486,670	100%
Non-controlling interests	456,026	523,622	115%
Total equity less non-controlling interests	3,026,290	47,041	2%

	December 31, 2012
Statement of Operations:
Revenue	1,383,279	12,523	1%
Adjusted earnings before interest, taxes, depreciation and amortization (3)	525,891	4,851	1%
Net Income Partnership	220,402	—	0%

Balance Sheet:
Total Current Assets	653,522	35,686	5%
Total Assets	6,728,362	547,341	8%
Total Current Liabilities	738,034	184,629	25%
Non-controlling interests	261,463	313,284	120%
Total equity less non-controlling interests	2,849,935	44,784	2%

	December 31, 2011
Statement of Operations:
Revenue	1,522,592	260,791	17%
Adjusted earnings before interest, taxes, depreciation and amortization (3)	469,100	21,720	5%
Net Income Partnership	60,695	—	0%

(1)         Total VIE includes Pioneer for all periods presented, Utica for 2012 and 2013, and Liberty for 2011.

(2)         Balances are for the six month period ended June 30, 2013.

(3)         Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, unrealized derivative gains and losses and other non-cash items.

(4)         June 30, 2013 VIE total assets does not include the $39.2 million impairment taken in 2009 for Pioneer

Our key financial metrics are distributable cash flow (“DCF”), Adjusted EBITDA, net operating margin (segment revenue less segment purchased product costs, which is a non-GAAP measure discussed in our 2013 Form 10-K), liquidity, processing capacity, potential throughput volumes, geography of resource plays and the percentage of fee-based net operating margin to total net operating margin versus commodity sensitive net operating margin to total net operating margin.  An impairment charge is excluded from the calculation of DCF and Adjusted EBITDA and thus would not have impacted these metrics. When considering our key financial metrics, we concluded that the potential error would not be material to prior year financial statements.

For the six months ended June 30, 2013, Pioneer’s and Utica’s combined revenue represented approximately 1% of the Company’s consolidated revenue. Further, their combined impact of (1%) and 0% to consolidated Adjusted EBITDA (as defined in the table above) and DCF, respectively, was not material.  Adjusted EBITDA and DCF are key metrics that the Company uses to measure its performance.  Our net income attributable to the partnership was not affected.

For June 30, 2013, Pioneer’s and Utica’s combined current assets, total assets and total current liabilities represented approximately 12%, 16% and 29%, respectively, of the Company’s consolidated current assets, total assets and total current liabilities.  The total Pioneer and Utica combined current liabilities as a percentage of the Company’s total current liabilities are heavily weighted by Utica’s total current liabilities, which are primarily comprised of accrued construction in process costs and have a corresponding debit in property and equipment that comprises a part of total assets.  As our share of construction costs are being funded with equity issued under our continuous equity program and debt, we do not believe that a 29% change in total current liabilities related to accrued construction in process costs is material to our investors.  Further, there is no impact to total equity interest, and non-controlling interest is not a key financial metric utilized by our investors because it is viewed as an additional source of funding. Redeemable non-controlling interest is not material to our investors for similar reasons and our related obligations are disclosed in detail in the notes to the consolidated financial statements.

For the year ended December 31, 2012, Pioneer’s and Utica’s combined revenue represented approximately 1% of the Company’s consolidated revenue. Further, their combined impact on consolidated Adjusted EBITDA and DCF of 1% and 1%, respectively, was not material.  Our net income attributable to the partnership was not affected.

For December 31, 2012, Pioneer’s and Utica’s combined current assets, total assets and total current liabilities represented approximately 5%, 8% and 25%, respectively, of the Company’s consolidated current assets, total assets and total current liabilities.  The total Pioneer and Utica combined current liabilities as a percentage of the Company’s total current liabilities are heavily weighted by Utica’s total current liabilities, which are primarily comprised of accrued construction in process costs and have a corresponding debit in property and equipment that comprises a part of total assets.  Because our share of construction costs are being funded with equity issued under our continuous equity program and debt, we do not believe that a 25% change in total current liabilities related to accrued construction in process costs is material to our investors.

For the year ended December 31, 2011, Pioneer’s and Liberty’s combined revenue represented approximately 17% of the Company’s consolidated revenue which is not considered qualitatively material because our investors focus on Adjusted EBITDA and DCF as key financial metrics, as we have discussed above.  Further, Pioneer’s and Liberty’s combined impact on consolidated Adjusted EBITDA of 5% was not material.  Our net income attributable to the partnership was not affected.

For the periods presented in the tables above, the impact of the deconsolidation was not material to the Statement of Operations or Adjusted EBITDA.  While some of the balances from the deconsolidation were quantitatively large to certain of the Balance Sheet line items and Revenue, the errors would not have materially impacted the financial measures that are most important to an investor and reader of our financial statements.

•                  The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

The control deficiency does not have any impact on the volume of activity in any account balance or class of transactions other than as reflected above.  The control deficiency impacted only three VIE transactions, the consolidation of Pioneer, Liberty and Utica and any potential impairment upon deconsolidation.

Evaluation of Material Weakness Considerations

In determining whether a deficiency or a combination of deficiencies represents a material weakness, management considered all relevant information. Management evaluated whether the following situations existed, which are indicators of a potential material weakness:

•                  Identification of fraud, whether or not material, on the part of senior management;

This is not applicable, as the error was not a result of fraud at any level of the Company.

•                  Restatement of previously issued financial statements to reflect the correction of a material misstatement;

This is not applicable, as the Company concluded the effects of the Pioneer restatement on previously reported fiscal years 2010, 2011, 2012 and the March 31, 2013 quarterly period were not material.  Accordingly we elected to correct the error through an adjustment to equity as of December 31, 2009 reflected in our consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 filed on the 2013 Form 10-K.

•                  Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the Company’s ICFR; and

This is not applicable, as the Company identified the error in the quarter-ended June 30, 2013.

•                  Ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s Audit Committee.

This is not applicable, as the control deficiency was not a result of ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s Audit Committee.  We continuously discuss with our Audit Committee consolidation and presentation issues related to all significant joint venture agreements.

Conclusion

Based on the above qualitative and quantitative analysis, we considered this deficiency to be a significant deficiency and not a material weakness for the fiscal years 2013, 2012, and 2011 and for the six months ended June 30, 2013 and we notified our Audit Committee promptly. The contract review control functioned properly in 2013 and detected the misstatement that occurred in 2009 (there were no future consequences).  We believe the deficiency is properly classified as a significant deficiency because:  (1) the deficiency was limited to consolidation of VIEs, which was comprised of only two entities in any of the periods reported, and the actual and maximum potential impact of these entities was not material; (2) the immaterial restatement related only to a partial impairment of Pioneer and the maximum potential additional impact of impairment to Pioneer, Utica and Liberty was not material; and (3) the maximum potential overall exposure was not material to our financial statements for any period presented in our  2013 Form 10-K.

Note 24 - Segment Information, page 161

3.              In your response to prior comment 4 you express the view that your revenue sources have similar economic characteristics and that no further disclosure is required. However, data in the Properties and Operating Data sections of your current and 2011 annual reports appears to show dissimilarity between the 2011 and 2013 compound annual growth rates for natural gas and/or NGL throughput at your gas processing facilities, fractionation facilities, and natural gas gathering systems, which may constitute dissimilarity among the economic characteristics of your various services. Please (i) identify for us the disaggregated product and service revenue information that you have available to report if further disclosure is provided under FASB ASC 280-10-50-40 and (ii) provide us with your analysis of the economic characteristics of these products and services, as well as any additional information that you considered in formulating your view.

Response:

We acknowledge the Staff’s comment and have considered the guidance in FASB ASC 280-10-50-40.  FASB ASC 280-10-50-40 provides that “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

Our contracts are negotiated by factoring in all requirements for services of the producer and consider the combined profit of providing all services (e.g. gathering, processing and fractionation, etc.). Because our services are provided simultaneously, we do not negotiate each individual fee to ensure each individual service provided is at a “market price” nor do we separately record in our financial records separate revenue for the individual services we provide.  As a result, we do not prepare disaggregated service revenue for any purpose as we do not believe it provides meaningful information for managing our business, and providing such disaggregated information would be impractical and inconsistent with the manner in which we operate our business and transact with our producer customers.  We cannot produce reliably accurate product related service revenue by product type (e.g. condensate, NGL or natural gas), as our focus is on our service to the producers.  Rather, we consider plant throughput and analyze the services we perform.  We provide services to ensure that producers have the product that they want after our services are performed.  Further, our Chief Operating Decision Maker (“CODM”) does not receive or otherwise review disaggregated revenue information by type.  Accordingly, we do not have disaggregated revenue information by service or product related service available to report.  Because it is impractical to provide disaggregated revenue (and therefore gross margin, etc.) by type, we have not provided an analysis of similar economic characteristics of our revenue and apologize for any confusion caused by our prior response.  We will disclose that it is impracticable to provide such information in future 10-Q and 10-K filings.

Our Properties and Operating Data sections of our annual reports show gas processing, fractionating and gathering statistics for each region. Each region has a different hydrocarbon resource and we build our facilities based on what will be profitable in that particular resource. For example we offer different services in an area with “dry” gas compared to an area with “wet” or liquids rich gas.   We view the throughput and volume data provided in the Properties and Operating Data sections as a measure of capacity and as an indicator to our investors on where we have opportunities for growth — not as a depiction of economic characteristics of those product related services or services.  Also, the compound growth rates between different facilities are also dependent on the timing of drilling by our producers and are not necessarily indicative of the overall long-term economic characteristics and returns of those facilities.

*        *        *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions or comments regarding the foregoing to me at (303) 542-0729 or Alan Beck at (713) 758-3638.

Sincerely,

/s/ Paula L. Rosson

Paula L. Rosson
Senior Vice President/Chief Accounting Officer
MarkWest Energy Partners, L.P.

cc:                                Alan Beck, Vinson & Elkins L.L.P.